SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 5, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release – ANGLOGOLD ASHANTI ANNOUNCES THAT GEITA GOLD MINE
EXPERIENCES PARTIAL SLOPE FAILURE IN NYANKANGA PIT

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA01.07
5 February 2007
Geita Gold Mine experiences partial slope failure in Nyankanga pit
AngloGold Ashanti wishes to inform the market that a partial slope failure occurred in an intermediate footwall of the Nyankanga pit at Geita Gold Mine on Saturday, 3 February 2007. The pit had been monitored by slope stability radar and was safely evacuated in advance of the failure. No injury to employees or contractors occurred and there was no damage to equipment. The part of the slope that failed had been planned to be removed in future cutbacks, with the south-west side of the pit being redesigned, so as to address several fault planes that have been intersected during current mining activity in cutback 4.

The effects of the partial slope failure on future gold production are still being investigated and the company will provide detailed guidance to the market during its fourth quarter earnings presentation on
13 February 2007. In the interim, it should be noted that mining at Geita is currently primarily taking place in three other pits – the Geita Hill, Lone Cone and Matandani pits. This mining activity and associated gold production from these three pits is unaffected by this event. It is therefore the company’s expectation that Geita will continue to produce gold at similar rates seen through much of
2006. The partial slope failure does, however, delay access to high grade orebodies in the Nyankanga pit, which had just started to be uncovered through mining activity on cutback 4. It is the mining of these high grades that will enable a potential doubling of production at Geita in 2007, as compared to 2006, and it is this scheduling that is currently being re-planned.

In addition to ongoing mining at Geita Hill, Lone Cone and Matandani, immediate activity at Nyankanga pit includes regaining access to cutback 4 by cleaning up a haulage truck switchback and repositioning the related safety berm. This remedial activity should take approximately one week. This will then enable access to the north-east side of the pit, where mining on cutback 4 can continue, whilst work begins on the redesign of mining activity on the south-west side of the pit.

ENDS

Queries

South Africa                                          Tel:                                                                   Mobile:                                                       E-mail:
Charles Carter                                       +27 (0) 11 637 6385                                +27 (0) 82 330 5373                               cecarter@AngloGoldAshanti.com
Steve Lenahan                                        +27 (0) 11 637 6248                               +27 (0) 83 308 2200                               slenahan@AngloGoldAshanti.com

Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the
Form 20-F for the year ended 31 December 2005, dated 17 March 2006 and which was filed with the Securities and Exchange Commission (SEC) on
20 March 2006. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 5, 2007
By: /s/ L Eatwell
Name: Lynda Eatwell
Title:   Company Secretary